

August 5, 2013

Via E-mail
James A. Watt
Chief Executive Officer
Dune Energy, Inc.
Two Shell Plaza
777 Walker Street
Suite 2300
Houston, TX 77002

> **Re: Dune Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 26, 2013**
> **File No. 333-190193**
>
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 000-27897**

Dear Mr. Watt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed July 26, 2013

1.  We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Form 10-K for the fiscal year ended December 31, 2013, and any related filings, have been resolved.

Form 10-K for Fiscal Year Ended December 31, 2012

Business and Properties, page 3

Core Areas of Operation and Certain Key Properties, page 5

2.      You disclose fields to which you have attributed proved reserves – Garden Island Bay, Leeville, etc. Please amend your document to disclose the fields to which you have attributed unproved reserves.

Natural Gas and Oil Reserves, page 7

3.      Item 1202(a)(5) of Regulation S-K requires "If the registrant discloses probable or possible reserves, discuss the uncertainty related to such reserves estimates." Item 1202(a)(6) requires "…a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed." Please amend your document to discuss the technologies you used to estimate your unproved reserves.

4.      If you have attributed unproved reserves to properties that have no proved reserves, describe the circumstances for this situation. Refer to Compliance and Disclosure Interpretations ("C&DIs") Question 117.02 at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

5.      The third party engineering report filed with your January 18, 2013 registration statement attributes to you total probable reserves of 18.4 BCFE as of June 30, 2012. This is 27% less than the 25.4 BCFE total probable reserves you claimed as of December 31, 2012. Please reconcile for us the applicable sources of change(s) due to revisions, extensions/discoveries, acquisitions and/or improved recovery. Include the figures for significant changes in prices, estimated future production costs and estimated future development costs.

Note 13 – Supplemental Oil and Gas Information (Unaudited), page F-23

Reserves, page F-24

6.      You present the sum of proved, probable and possible reserves. Please amend your document to delete this sum and disclose only each category separately. Refer to Compliance and Disclosure Interpretations ("C&DIs") Question 105.01 at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments.  Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3611, with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc:     Mr. Paul E. Hurdlow